Exhibit (a)(5)(N)

FOR IMMEDIATE RELEASE

Starwood Obtains Limited Relief From SEC’s Prompt Payment
Rule In Connection With $735 Per Unit Offer for Westin Michigan Avenue Hotel

WHITE PLAINS, N.Y. – (BUSINESS WIRE) – February 4, 2004 – Starwood Hotels & Resorts Worldwide, Inc. (NYSE: HOT) announced today that it has received the limited relief it sought from the staff of the SEC in connection with its offer to purchase all the limited partnership units of Westin Hotels Limited Partnership, the owner of the Michigan Avenue Hotel, for $735 per unit, less the amount of any cash distributions made or declared with respect to the units on or after January 1, 2004.

As a result of the SEC relief, if (1) more than approximately 28% of the outstanding limited partnership units are tendered to Starwood and (2) Starwood fails to obtain consents from the holders of a majority of the outstanding units to Starwood’s proposals to render the transfer restrictions contained in the partnership agreement inapplicable to its offer, Starwood may delay payment for those units (not to exceed 10% of the total outstanding units) the transfer of which to Starwood will not be recognized by the Partnership at the end of the current calendar quarter due to the 40% transfer limitation contained in the partnership agreement. Under this 40% limitation, the partnership may suspend transfers of units if those transfers, when combined with all other transfers of units during the preceding 12 months, would exceed 40% of the total outstanding units. Transfers of units which, when combined with all other transfers of units during the preceding 12 months would exceed 50% of the total outstanding units, are not valid and effective under the partnership agreement.

The only units Starwood may accept in its offer but delay payment for are those units which exceed the 40% threshold but are less than the 50% threshold. If Starwood delays any payment for units it will do so on a pro rata basis and will pay for the units as soon as their transfer to Starwood is recognized by the partnership. Unitholders should be aware, however, that in light of the foregoing transfer restrictions and transfers of units during the past 12 months, transfers of units to Starwood in its offer, and thus payment for those units, may be delayed for several calendar quarters. The circumstances under which Starwood may delay payment for units are described in greater detail in the Supplement to Starwood’s Offer to Purchase and Solicitation Statement, dated January 30, 2004. Unitholders should review this Supplement, Starwood’s Offer to Purchase and Solicitation Statement, dated November 4, 2003, and the materials accompanying those documents.

If Starwood obtains the required consents to amend the partnership agreement to render the transfer restrictions inapplicable to its offer, Starwood plans to pay for all units accepted for payment as promptly as practicable following the expiration date of the offer. The expiration date of Starwood’s offer and related consent solicitation is 5:00 p.m., Eastern time, February 6, 2004, unless further extended.

1111 Westchester Avenue, White Plains, New York, 10604-3500	T 914.640.1800	F 914.640.8250

February 4, 2004

Starwood noted that in connection with the pending tender offer by Kalmia Investors LLC for units at an offer price of $10 less per unit than Starwood’s offer, Kalmia has indicated that it intends to pay for units only after the partnership has registered the transfer of those units on its books and records and Kalmia is recognized by the partnership as a substituted limited partner. Kalmia has further indicated that it does not expect to pay for any tendered units until at least March 31, 2004, and that if the partnership’s general partner suspends transfers of units to Kalmia that exceed the 40% threshold, Kalmia may amend its offer to reduce the number of units it purchases and subject tendering unitholders to a pro rata reduction of units it will accept for payment.

Unitholders who have any questions about Starwood’s offer, need help or would like additional copies of the Offer to Purchase and Solicitation Statement, the Supplement to the Offer to Purchase, the Agreement of Assignment and Transfer, the Consent Form or the other documents disseminated to unitholders should contact Starwood’s information agent, D.F. King & Co., Inc., Toll-Free at (888) 605-1957.

STARWOOD STRONGLY ADVISES ALL PARTNERSHIP UNITHOLDERS TO READ THE OFFER TO PURCHASE AND SOLICITATION STATEMENT, THE SUPPLEMENT TO THE OFFER TO PURCHASE AND SOLICITATION STATEMENT, THE AGREEMENT OF ASSIGNMENT AND TRANSFER AND THE CONSENT FORM THAT STARWOOD MAILED TO ALL UNITHOLDERS AND FILED WITH THE SEC, AS WELL AS ALL AMENDMENTS TO ITS SCHEDULE TO AND SCHEDULE 14A THAT HAVE BEEN FILED WITH THE SEC.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE ANY UNITS, THE SOLICITATION OF AN OFFER TO SELL ANY UNITS, THE SOLICITATION OF THE CONSENT OF ANY LIMITED PARTNER OR A RECOMMENDATION TO ANY UNITHOLDER TO TAKE ANY ACTION WITH RESPECT TO ANY OFFER. THE SOLICITATION AND OFFER TO BUY UNITS OF THE PARTNERSHIP AND THE SOLICITATION OF UNITHOLDER CONSENTS ARE BEING MADE PURSUANT TO THE OFFER TO PURCHASE AND SOLICITATION STATEMENT, THE SUPPLEMENT TO THE OFFER TO PURCHASE AND SOLICITATION STATEMENT AND RELATED MATERIALS THAT STARWOOD HAS SENT TO UNITHOLDERS AND FILED WITH THE SEC. STARWOOD STRONGLY ADVISES ALL UNITHOLDERS TO READ THE OFFER TO PURCHASE AND SOLICITATION STATEMENT AND THE SUPPLEMENT TO THE OFFER TO PURCHASE AND SOLICITATION STATEMENT CAREFULLY BECAUSE THESE MATERIALS CONTAIN IMPORTANT INFORMATION, INCLUDING RISK FACTORS AND THE TERMS AND CONDITIONS OF THE OFFER AND THE CONSENT SOLICITATION. UNITHOLDERS MAY OBTAIN COPIES OF THE WITHDRAWAL FORM FROM THE KALMIA OFFER THAT STARWOOD HAS PREPARED, OFFER TO PURCHASE AND SOLICITATION STATEMENT AND THE SUPPLEMENT TO THE OFFER TO PURCHASE AND SOLICITATION STATEMENT AND RELATED MATERIALS (WHEN FILED) FOR FREE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT, D.F. KING & CO., AT (888) 605-1957 (TOLL-FREE). INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN THE OFFER TO PURCHASE AND SOLICITATION STATEMENT.

February 4, 2004

Starwood Hotels & Resorts Worldwide, Inc. is one of the leading hotel and leisure companies in the world with more than 740 properties in more than 80 countries and 105,000 employees at its owned and managed properties. With internationally renowned brands, Starwood is a fully integrated owner, operator and franchiser of hotels and resorts, including: St. Regis®, The Luxury Collection®, Sheraton®, Westin®, Four Points® by Sheraton, W® brands, as well as Starwood Vacation Ownership, Inc., one of the premier developers and operators of high quality vacation interval ownership resorts. For more information, please visit www.starwood.com.

(Note: This press release contains forward-looking statements within the meaning of federal securities regulations. Forward-looking statements are not guarantees of future performance or actions and involve risks and uncertainties and other factors that may cause actual results or actions to differ materially from those anticipated at the time the forward-looking statements are made. Starwood undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.)

CONTACT:	Starwood Hotels & Resorts
Allison Reid, 914-640-8514

SOURCE:	Starwood Hotels & Resorts Worldwide, Inc.